Exhibit 99.2

EXECUTION VERSION

September 30, 2015

Mr. Michael Prior

Chief Executive Officer

Atlantic Tele-Network, Inc. 600

Cummings Center

Beverly, MA 01915

RE:ATN VI Holdings, LLC Rate Lock Option Offer (MA 802-9001)

Dear Mr. Prior:

Pursuant to Borrower’s request, Rural Telephone Finance Cooperative (“RTFC” or “Lender”) hereby offers ATN VI Holdings, LLC (hereinafter called “Borrower”) this interest rate lock option for drawing certain funds, as more particularly described below (“Rate Lock Option”). The advance amount, applicable dates, interest rates and any other terms for each advance for which RTFC is offering the Rate Lock Option are set forth below, and such attributes together constitute the “Advance” for purposes of the Rate Lock Option. In consideration of RTFC’s offer and Borrower’s acceptance of it, RTFC and Borrower hereby agree as follows:

(a)

The Rate Lock Option is limited to the approved single advance 10-year term loan in the amount of $60,000,000 (“the Loan”) and shall not be construed as an offer, agreement or obligation associated with any other advance that has been or may be made by RTFC;

(b)

It is contemplated that the Loan will be fully funded in a single draw of $60,000,000 (the “Advance”) for the purpose of acquiring Caribbean Asset Holdings, LLC and its subsidiaries (the "Acquisition") and that said funding will occur on the date of closing of the Acquisition ("Advance Date");

(c)

RTFC’s obligation to fund the Advance is expressly conditioned upon Borrower and RTFC entering into and executing a mutually agreeable loan agreement that governs the terms of the Advance (“Loan Agreement”), and upon Borrower meeting all of the conditions to advance as set forth therein; and

(d)	By exercising this Rate Lock Option, Borrower agrees to the following terms:

IF:	THEN:
The Advance occurs on or before January 31, 2016	The interest rate shall be fixed for the remaining term of the Loan at 4.00% per annum.

Mr. Michael Prior

Atlantic Tele-Network, Inc.

September 30, 2015

IF:	THEN:
Borrower elects to extend the 4.0% fixed rate to be available on the Advance through January 31, 2017 (“Rate Lock Termination Date”):	A fee of $862,000 (“Rate Lock Fee”) will be due within 30 days of the date this letter is executed by the Borrower.
The Acquisition closes on or before the Rate Lock Termination Date and Borrower does not make the Advance or draw any of the funds from the Loan on the Advance Date:	This Rate Lock Option shall terminate and if advances under the Loan remain available, all such advances shall be subject to the interest rate terms defined in the Loan Agreement.

Closing on the Acquisition has not occurred on or before the Rate Lock Termination Date and remains in pending status; and Borrower does not make the Advance or draw any of the funds from the Loan on the Advance Date:

This Rate Lock Option shall terminate, Lender shall not impose, assess or collect any funding loss fee computed in accordance with RTFC’s standard formula for calculating reinvestment loss resulting from its commitment to make a fixed rate loan (collectively, “Breakage”), and the Loan shall be subject to the interest rate terms of the Loan Agreement.

Closing on the Acquisition has not occurred due to any breach of the definitive documentation with respect to the Acquisition by the sellers or the target company and its subsidiaries	Any Rate Lock Fee paid shall be fully reimbursed and no Breakage shall be due and payable.
Borrower draws less than the full amount of the Advance:

Borrower shall pay to RTFC, on demand, the Breakage, except that the Breakage shall be computed only upon the undrawn amount of the Advance; and the amount drawn shall be subject to the Rate Lock Option.

Borrower elects the Variable Rate of interest for the Advance on the Advance Date:	This Rate Lock Option shall terminate and the Loan shall be subject to the interest rate terms of the Loan Agreement.

(e)

By signing below, the signatory hereby irrevocably exercises the Rate Lock Option on behalf of Borrower and certifies that (1) the signatory is duly authorized to act for, on behalf of, and commit Borrower as described herein, (2) no state regulatory commission or other governmental approval is required to exercise the Rate Lock Option and perform under the terms and conditions set forth herein or, if such approvals are required, then such approvals have been obtained, are in effect, and evidence thereof is attached hereto.

If the foregoing accurately describes our mutual understanding of the Rate Lock Option and the terms and conditions under which it is offered, please execute and return a copy of this letter by e-mail or facsimile before October 5, 2015 at which time this offer for the Rate Lock Option will automatically be deemed withdrawn.

Sincerely,

RURAL TELEPHONE FINANCE COOPERATIVE

By:	/s/ Robin C. Reed
Robin C. Reed, Senior Vice
President

ACCEPTED AND AGREED TO THIS 30th DAY OF SEPTEMBER, 2015

ATLANTIC TELE-NETWORK, INC.

By:	/s/ Michael T. Prior
Its:	Chief Executive Officer